Exhibit 99.1

NeuroSense Files U.S. Patent Application for Traumatic Brain Injury

●	Patent application seeks protection for PrimeC use in concussion, blast-related brain injury and chronic traumatic encephalopathy (CTE)
●	Positions PrimeC for potential expansion beyond ALS into an indication affecting millions worldwide, with no approved disease-modifying therapy
●	Filing supports opportunities for research partnerships

CAMBRIDGE, Mass., October 19, 2026 /PRNewswire/ -- NeuroSense Therapeutics Ltd. (NASDAQ: NRSN) (“NeuroSense” or the “Company”), a late-stage clinical biotechnology company developing treatments for neurodegenerative diseases, today announced that it has filed a patent application with the U.S. Patent and Trademark Office covering methods of treating traumatic brain injury (TBI) and related central nervous system injuries with the combination of ciprofloxacin and celecoxib, the active ingredients of PrimeC.

The application covers the treatment of a broad range of brain injuries, from concussion and mild TBI to moderate and severe TBI, including blast-related injury, as well as their long-term consequences, such as chronic traumatic encephalopathy (CTE). If granted, the patent is expected to provide protection through 2047, subject to any extensions.

Traumatic brain injury (TBI) represents a major global healthcare challenge, affecting millions of people each year. TBI can result from falls, motor vehicle accidents, sports-related injuries and military-related trauma, including blast exposure. Its consequences can extend well beyond the initial event, potentially causing persistent cognitive, physical and behavioral impairment, with substantial burdens on patients, caregivers and healthcare systems. Despite this significant unmet medical need, there are currently no approved disease-modifying therapies specifically targeting the secondary neurological injury associated with TBI.

Following the initial trauma, TBI can trigger complex biological processes, including neuroinflammation, oxidative stress and progressive neuronal damage. Certain mechanisms overlap with pathways implicated in neurodegenerative disorders.

The patent filing also supports NeuroSense’s longer-term strategy of pursuing additional applications for PrimeC beyond its existing development programs. The Company views TBI as an opportunity to broaden PrimeC’s commercial potential and build additional long-term value around its lead asset. While ALS remains NeuroSense’s primary development priority, the Company is evaluating future TBI-focused research and development initiatives, through strategic collaborations, research grants and other non-dilutive funding opportunities.

“While ALS remains our primary focus, we believe PrimeC may have potential across a broader range of neurological conditions that share common underlying disease mechanisms,” said Alon Ben-Noon, Chief Executive Officer of NeuroSense. “TBI is a particularly compelling area given the large affected population, the long-term consequences of brain injury and the lack of approved disease-modifying treatments. This filing strengthens our intellectual property position and creates a foundation for future research, partnerships and non-dilutive funding opportunities, while maintaining our focus on advancing our core ALS program. We look forward to sharing further updates as our clinical and strategic initiatives advance.”

About NeuroSense

NeuroSense Therapeutics is a late-clinical stage biotechnology company developing novel treatments for severe neurodegenerative diseases, including amyotrophic lateral sclerosis (ALS) and Alzheimer’s disease. The Company’s lead product candidate, PrimeC, is a novel oral therapy designed to target multiple key biological pathways underlying disease progression, including neuroinflammation, oxidative stress and dysregulated iron metabolism.

NeuroSense has recently completed analysis of long-term follow-up data from its Phase 2b PARADIGM study in ALS, with results published in JAMA Neurology showing slower functional decline in participants who received PrimeC from study start than in those who initially received placebo. The Company also reported changes across multiple biomarkers associated with ALS, including microRNAs, consistent with PrimeC’s multi-target mechanism of action.

NeuroSense has received clearance from the U.S. Food and Drug Administration (FDA) to initiate its pivotal Phase 3 clinical trial (PARAGON) in ALS, to be conducted primarily in the United States. The Company is working with FDA on an optimized design for the study.

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About PrimeC

PrimeC, NeuroSense’s lead drug candidate, is a novel extended-release oral formulation composed of a unique fixed-dose combination of two FDA-approved drugs: ciprofloxacin and celecoxib. PrimeC is designed to target several key mechanisms that contribute to neuron degeneration, inflammation, iron accumulation and impaired ribonucleic acid (“RNA”) regulation, with the potential to inhibit disease progression.

About ALS

Amyotrophic lateral sclerosis (“ALS”) is an incurable neurodegenerative disease that causes progressive paralysis and, typically, death within 3 years of symptoms onset. Every year, more than 5,000 people are diagnosed with ALS in the U.S. alone, with an annual disease burden of $1 billion. The number of people living with ALS is expected to grow by 24% by 2040 in the U.S. and EU.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the Company’s development program, including for ALS and TBI, the potential issuance, scope and duration of patent protection arising from the Company’s patent application, including expected protection through 2047, subject to any extensions, the potential of PrimeC to treat TBI and related central nervous system injuries, the potential expansion of PrimeC beyond ALS and its potential commercial benefits and long-term value. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The future events and trends may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. These risks include the risk that the patent application will not result in an issued patent or that any patent granted will not provide the Company with the anticipated scope or duration of protection or will be challenged, invalidated or unenforceable; the risk that PrimeC will not demonstrate safety or efficacy in TBI or related conditions; the potential for delay in the timing of the Phase 3 clinical trial (PARAGON) in ALS; the risk that the Company will not be able to obtain financing on acceptable terms, or at all; the risk that the Company will not regain and maintain compliance with the Nasdaq listing requirements; the risk that non-dilutive grant funding for the PARAGON trial will not be awarded or will be delayed; uncertainty regarding outcomes and the timing of current and future clinical trials; the risk that PrimeC will not advance towards later-stage development; timing for reporting data, including from the study of PrimeC in Alzheimer’s disease; that the study will not be successful; and other risks and uncertainties set forth in NeuroSense’s filings with the Securities and Exchange Commission (SEC). You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting NeuroSense is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2026 and NeuroSense’s subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense undertakes no duty to update such information except as required under applicable law.

For further information: Email: info@neurosense-tx.com | Tel: +972 (0)9 799 6183

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